Exhibit 99.4

EXTRAORDINARY GENERAL MEETING

OF ARGENX SE OF 27 FEBRUARY 2023

AGENDA

1.	Opening
2.	Appointment of Steve Krognes as non-executive director to the board of directors of the Company (voting item)
3.	Any other business, announcements or questions
4.	End of the extraordinary general meeting

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